UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): October 30, 2015

Power Gala Corp.

(Exact name of small business issuer as specified in its charter)

Delaware	TBA
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

1528 Brookhollow Drive, Suite 100
Santa Ana , CA 92705
(714) 581-4335
(Address of principal executive offices)

(866) 279-7880
(Issuer’s telephone number)

4514 12th Avenue, Brooklyn. NY 11219
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

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Item 1.01  Entry into a Definitive Material Agreement

Stock Purchase Agreement

On October 30, 2015, Power Gala Corp. (the “Company”), the majority shareholders of the Company (the “Sellers”) and certain buyers (the “Purchasers”) entered into a stock purchase agreement (the “Stock Purchase Agreement”), whereby the Purchasers purchased from the Sellers, 9,755,000 shares of common stock, par value $0.0001 per share, of the Company (the “Shares”), representing approximately 99.9% of the issued and outstanding shares of the Company, for an aggregate purchase price of $275,000 (the “Purchase Price”). On November 10, 2015, the closing of the transaction occurred (“Closing Date”).

The foregoing description of the terms of the Stock Purchase Agreement is qualified in its entirety by reference to the provisions of the Stock Purchase Agreement filed as Exhibit 10.1 to this Current Report on Form 8-K, which is incorporated by reference herein.

Item 5.01 Changes in Control of Registrant

On the Closing Date, pursuant to the terms of the Stock Purchase Agreement, Purchasers purchased a total of 9,755,000 shares of the issued and outstanding common stock of the Company, representing 99.9% of the total issued and outstanding stock of the Company, from the Majority Shareholders.  In exchange for the controlling shares of the Company, Purchasers agreed to pay the Purchase Price, as referenced in Item 1.01 above.

In connection with the change in control, the Company plans to implement its business plan by acquiring an online finance marketplace or platform based in China that would connect investors and individual borrowers. The Company also changed the location of its executive offices to 1528 Brookhollow Drive, Suite 100, Santa Ana, CA 92705. The Company’s new telephone number is (714) 581-4335.

Item 5.02 Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

(a) Resignation of Directors/Officers

Effective immediately upon the Closing of the transaction contemplated in the Stock Purchase Agreement, Shmuel Ulano tendered his resignation as sole director and from all officer positions held in the Company.

(b) Appointment of Directors and Officers

Immediately effective upon the Closing of the transaction contemplated in the Stock Purchase Agreement, the following person was appointed as the Company’s sole executive officer and director. Directors are elected to hold offices until the next annual meeting of shareholders and until their successors are elected or appointed and qualified. Officers are appointed by the board of directors until a successor is elected and qualified or until resignation, removal or death.

Name	Age	Position
Huaishan Cao	42	President, Chief Financial Officer, Chairman

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Huaishan Cao (age 42)

From October 2010 until the date hereof, Mr. Cao is the founder and has been the CEO and President of Beijing Fuqin Zhuoyue Investment Management Co., Ltd. From August 2007 to November 2010, Mr. Cao was the Vice President and Director of Fuqin Capital Co., Ltd. Prior to his time at Fuqin Capital Co., Ltd, Mr. Cao also worked as a Manager of the Investment Banking Division of Wealth Index Capital Group Ltd. He was also affiliated businesses including Ounuo Investment Co., Ltd, Beijing Huaxin Investment Co., Ltd. and Shuoguang City.

Mr. Cao received his bachelor degree from China Agricultural University in July 1996 and Master in Business Administration from Renmin University of China.

 Family Relationships

There are no family relationships between Mr. Cao and any previous officers or directors of the Company.

Related Party Transactions

There are no related party transactions reportable under Item 5.02 of Form 8-K or Item 404(a) of Regulation S-K.

Employment Agreement

As of the date of this Report, there has not been any material plan, contract or arrangement (whether or not written) to which any of our officers or directors are a party in connection with their appointments as officers or directors of the Company.

Item 9.01   Financial Statements and Exhibits.

Exhibit Number	Description
10.1	Stock Purchase Agreement, dated October 30, 2015 by and between the Company and ALFA IDG S CORP.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Power Gala Corp.

/s/ Huaishan Cao
Huaishan Cao
President

Date: November 17, 2015